DEAL AT A GLANCE

LEADING THE CONVERGENCE REVOLUTION

This transaction is a Quantum Leap towards becoming Canada's leading player in converging voice, data, IP and mobility services into solutions that deliver competitive advantage to our customers.

FOCUSED ON WIRELESS DATA, IP MARKETS

Wireless and data applications are the fastest growing segments of the telecom market: Wireless revenues rose from just 4.5% of total telecom revenues in 1990 to 15% in 1999

     - Wireless revenues in 1999 totaled $4.2 billion, up 11% from the previous year

     - Web-enabled phones are expected to surpass PCs as the preferred method of accessing the Internet by 2004

THE RIGHT TIME

     - The Canadian wireless penetration rate is at the inflection point on the growth curve

     -    Canada's wireless penetration is currently 25%, up 5 points from 1999

     -    Uncertainty inherent to fall spectrum auction has been eliminated

     - Opportunity to build a strong national wireless company before relaxation of restrictions on foreign ownership

FINANCIAL FLEXIBILITY

     - Our cash flow and strong balance sheet give us the flexibility and access to capital to support our data, IP and mobility growth ambitions

A GREAT FIT

     - We share everything from a passion for wireless, a focus on growth and compatible technology to a belief that culture delivers competitive advantage

     - We offer the country's best wireline and wireless networks and products, in most key markets

     - We have a greatly enhanced ability to drive a larger share of the mobility voice, data and Internet markets on a national basis

     - We have gained increased exposure to high growth markets, and we have expanded both geographically and in our product lines

A BOLD NEW FORCE

Expect to see the TELUS team making similar bold moves in the future. Specifics will differ, but our behaviour will be defined by certain hallmarks:

     - We will act quickly and decisively in a manner that is consistent with our strategy

     - We will focus relentlessly on building our competitive position in the high-growth, high-margin areas of data, IP and mobility

     - We will continue to pay careful attention to the economic benefits and financial implications of our actions

                                TELUS CORPORATION
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                               AS AT JUNE 30, 2000
                              (MILLIONS OF DOLLARS)
                                  (UNAUDITED)

                                               TELUS                                 Pro forma       Combined
                                            Corporation    Clearnet     Combined    Adjustments    Consolidated
                                            -----------    ---------    --------    -----------    ------------
                                                                         2(a)         2(b)
ASSETS
Current assets
  Cash and short-term deposits                $  101.4     $   299.5    $   400.9     $   --         $   400.9
  Accounts receivable                            870.2          73.5        943.7         --             943.7
  Inventories                                     51.5          39.2         90.7         --              90.7
  Current portion of future income taxes         182.4          --          182.4         --             182.4
  Prepaid expenses and other                     143.6          40.4        184.0         --             184.0
                                              --------     ---------    ---------     --------       ---------
                                               1,349.1         452.6      1,801.7         --           1,801.7
                                              --------     ---------    ---------     --------       ---------

Property, plant and equipment, net             6,223.7       1,207.3      7,431.0         --           7,431.0
                                              --------     ---------    ---------     --------       ---------

Other assets
  Future income taxes                            404.5          --          404.5        740.0         1,144.5
  Goodwill                                       462.0          --          462.0      4,833.6         5,295.6
  Investments and other                          255.2         296.3        551.5         97.3           648.8
                                              --------     ---------    ---------     --------       ---------
                                               1,121.7         296.3      1,418.0      5,670.9         7,088.9
                                              --------     ---------    ---------     --------       ---------
                                              $8,694.5     $ 1,956.2    $10,650.7     $5,670.9       $16,321.6
                                              --------     ---------    ---------     --------       ---------
                                              --------     ---------    ---------     --------       ---------

LIABILITIES
Current liabilities
  Bank indebtedness                           $   --       $    --      $    --       $   --         $     --
  Accounts payable and accrued liabilities       865.3         203.7      1,069.0         --           1,069.0
  Dividends payable                               83.7          --           83.7         --              83.7
  Advanced billings and customer deposits        167.6          --          167.6         --             167.6
  Short-term obligations                       1,137.4          --        1,137.4         --           1,137.4
                                              --------     ---------    ---------     --------       ---------
                                               2,254.0         203.7      2,457.7         --           2,457.7
                                              --------     ---------    ---------     --------       ---------

Long-term debt                                 1,727.1       2,428.8      4,155.9      2,690.2         6,846.1
                                              --------     ---------    ---------     --------       ---------
Other long-term liabilities                      153.2          --          153.2         --             153.2
                                              --------     ---------    ---------     --------       ---------
Non-controlling interest                          83.4          --           83.4         --              83.4
                                              --------     ---------    ---------     --------       ---------

SHAREHOLDERS' EQUITY (DEFICIENCY)
Common equity
  Share capital                                2,790.3         914.2      3,704.5      1,390.2         5,094.7
  Retained earnings (deficit)                  1,616.8      (1,735.6)      (118.8)     1,735.6         1,616.8
                                              --------     ---------    ---------     --------       ---------
                                               4,407.1        (821.4)     3,585.7      3,125.8         6,711.5
                                              --------     ---------    ---------     --------       ---------
Convertible debentures                            --           145.1        145.1       (145.1)          --
                                              --------     ---------    ---------     --------       ---------
Preference and preferred shares                   69.7        --             69.7       --                69.7
                                              --------     ---------    ---------     --------       ---------
                                              $8,694.5     $ 1,956.2    $10,650.7     $5,670.9       $16,321.6
                                              --------     ---------    ---------     --------       ---------
                                              --------     ---------    ---------     --------       ---------

        THESE PRO FORMA STATEMENTS ARE DRAFT ONLY AND MAY VARY FROM THE PRO FORMA STATEMENTS TO BE INCLUDED IN THE TAKE-OVER BID CIRCULAR

                                TELUS CORPORATION
                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                     FOR THE SIX MONTHS ENDING JUNE 30, 2000
                              (MILLIONS OF DOLLARS)
                                  (UNAUDITED)

                                               TELUS                                 Pro forma       Combined
                                            Corporation    Clearnet     Combined    Adjustments    Consolidated
                                            -----------    ---------    --------    -----------    ------------
                                                                         2(a)         2(b,c)
OPERATING REVENUES
  Wireless                                    $  521.2       $ 244.5    $  765.7      $  --           $  765.7
  Other                                        2,485.5          --       2,485.5         --            2,485.5
                                              --------       -------    --------      -------         --------
                                               3,006.7         244.5     3,251.2         --            3,251.2
                                              --------       -------    --------      -------         --------

OPERATIONS EXPENSE
  Wireless                                       322.4         327.4       649.8         --              649.8
  Other                                        1,454.6          --       1,454.6         --            1,454.6
                                              --------       -------    --------      -------         --------
                                               1,777.0         327.4     2,104.4         --            2,104.4
                                              --------       -------    --------      -------         --------

EBITDA
  Wireless                                       198.8         (82.9)      115.9         --              115.9
  Other                                        1,030.9          --       1,030.9         --            1,030.9
                                              --------       -------    --------      -------         --------
                                               1,229.7         (82.9)    1,146.8         --            1,146.8
Depreciation and amortization                    548.3         113.5       661.8         --              661.8
                                              --------       -------    --------      -------         --------

OPERATING INCOME                                 681.4        (196.4)      485.0         --              485.0
                                              --------       -------    --------      -------         --------
  Other income, net                               10.7          --          10.7         --               10.7
  Financing costs                                103.1         125.4       228.5        100.4            328.9

INCOME BEFORE INCOME TAXES
  AND NON-CONTROLLING INTEREST                   589.0        (321.8)      267.2       (100.4)           166.8
                                              --------       -------    --------      -------         --------
  Income taxes                                   255.7           1.7       257.4       (188.4)            69.0
                                              --------       -------    --------      -------         --------

INCOME BEFORE NON-CONTROLLING INTEREST           333.3        (323.5)        9.8         88.0             97.8
                                              --------       -------    --------      -------         --------
  Non-controlling interest                         2.9          --           2.9         --                2.9
                                              --------       -------    --------      -------         --------

NET INCOME BEFORE GOODWILL CHARGES               330.4        (323.5)        6.9         88.0             94.9
                                              --------       -------    --------      -------         --------
  Goodwill amortization                            3.0          --           3.0        120.8            123.8
                                              --------       -------    --------      -------         --------

NET INCOME                                       327.4        (323.5)        3.9        (32.8)           (28.9)
                                              --------       -------    --------      -------         --------
  Preference and preferred share dividends         1.8          --           1.8         --                1.8
                                              --------       -------    --------      -------         --------

COMMON SHARE INCOME                           $  325.6       $(323.5)   $    2.1      $ (32.8)        $  (30.7)
                                              --------       -------    --------      -------         --------
                                              --------       -------    --------      -------         --------

Earnings (loss) per share
  Before goodwill charges                     $   1.39       $ (5.57)                                 $   0.32
  Net                                         $   1.37       $ (5.57)                                 $  (0.11)

Average Class A equivalent shares
  outstanding (millions)                                        58.1
Average Common shares outstanding
  (millions)                                     236.9                                   53.9            290.8

Effective tax rate                                43.4%         -0.5%                                     41.4%

                                TELUS CORPORATION
             NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 2000
                                   (UNAUDITED)

1.  BASIS OF PRESENTATION

    The accompanying unaudited pro forma financial statements for TELUS Corporation have been prepared in accordance with generally accepted accounting principles and are based on:

    - the unaudited consolidated financial statements of TELUS Corporation ("TELUS") for the six months ended June 30, 2000; and
    - the unaudited consolidated financial statements of Clearnet Communications Inc. (Clearnet) for the six months ended June 30, 2000.

    The pro forma consolidated financial statements are not necessarily indicative of the results that actually would have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated.

2.  ASSUMPTIONS AND ADJUSTMENTS

    The pro forma consolidated financial statements have been prepared from the following assumptions and adjustments:

    (a)  COMBINATION ASSUMPTIONS

         The pro forma statement of income reflects the purchase as though it had occurred on January 1, 2000. The pro forma balance sheet reflects the purchase as if it had occurred on June 30, 2000.

         - The purchase transaction comprises the acquisition of all the outstanding shares of Clearnet, including exercisable options and converted debentures, for $2,304.3 million in cash and 53.85 million Non-Voting Common shares of TELUS. The total purchase price (including an estimated $30 million of related acquisition costs) is $4,638.7 million. The cash component of the purchase will be funded by debt issued by TELUS for approximately $2,334.3 million. The 53.85 million TELUS Common Non-Voting shares are assumed to have been issued at $42.79 each for total consideration of $2,304.4 million.

    (b)  PRO FORMA ADJUSTMENTS

         BALANCE SHEET

         - A future income tax asset of $740.0 million has been recorded representing the value of tax loss carry forwards in Clearnet that will be available to reduce future taxable income in TELUS after certain reorganization arrangements have been completed.
         - Other assets have increased by $97.3 million of debt issuance costs associated with replacement debt for Clearnet.
         -  Long-term debt has increased by:
            (1)  $2,334.3 million borrowed to fund part of the purchase; and
            (2) a $355.9 million estimated fair market value adjustment to Clearnet debt, which is based upon the company's debt repayment plans and the expected market rates for debt with similar terms and conditions.
         -  Common equity increased by:
            (1)  $2,304.4 million from TELUS equity issue;
            (2) $821.4 million for the elimination of Clearnet common share capital and retained deficit; and
            (3) $145.1 million for the elimination of Clearnet convertible debentures, which are assumed to be converted into common equity.
         - Goodwill has been recorded for the purchase price in excess of net tangible assets, including the future income tax asset.

         INCOME STATEMENT

         -  Financing costs have increased by:
            (1) $93.4 million as a result of additional interest expense for the purchase; and
            (2)  $7.0 million for amortization of the deferred financing charge.
         - The income tax adjustment reflects the recording of future income tax benefit on the current year loss, as well as a reduction in taxes associated with the increased financing costs. The effective tax rate assumed was 44.6%.
         - Amortization of goodwill of $120.8 million associated with the purchase has been recorded, based upon an amortization period of 20 years.

    (c)  OTHER

         - No other adjustments have been made to operating revenues and expenses for any changes expected to occur in future years as a result of this reorganization.

FORWARD LOOKING STATEMENTS

SOME STATEMENTS IN THIS DOCUMENT LOOK FORWARD IN TIME AND DEAL WITH OTHER THAN HISTORICAL OR CURRENT FACTS FOR TELUS AND CLEARNET. SUCH STATEMENTS ARE QUALIFIED IN THEIR ENTIRETY BY THE INHERENT RISKS AND UNCERTAINTIES SURROUNDING FUTURE EXPECTATIONS, INCLUDING BUT NOT LIMITED TO, THE RISKS ASSOCIATED WITH:
GENERAL BUSINESS CONDITIONS IN CANADA AND THE COMPANIES' SERVICE TERRITORIES IN CANADA; COMPETITION ON WIRELESS SERVICES (CELLULAR), LOCAL AND LONG DISTANCE SERVICES, DATA AND INTERNET SERVICES AND WITHIN THE CANADIAN TELECOMMUNICATIONS INDUSTRY GENERALLY; ADVERSE REGULATORY ACTION; TECHNOLOGICAL CHANGE; TAXATION; AVAILABILITY OF SUFFICIENT FUNDING; AND GENERATION OF OPERATING CASHFLOW SUFFICIENT TO PROVIDE FINANCIAL VIABILITY. FOR ADDITIONAL INFORMATION WITH RESPECT TO CERTAIN OF THESE AND OTHER FACTORS, SEE THE REPORTS FILED BY TELUS AND CLEARNET WITH CANADIAN PROVINCIAL SECURITIES COMMISSIONS AND THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. TELUS AND CLEARNET DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE OFFER TO EXCHANGE/PROSPECTUS, THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER OFFER DOCUMENTATION REGARDING THE TRANSACTION TO BE FILED WITH CANADIAN PROVINCIAL SECURITIES COMMISSIONS AND THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AS THEY WILL CONTAIN IMPORTANT INFORMATION. SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE OFFER TO EXCHANGE/PROSPECTUS (WHEN AVAILABLE) AND OTHER RELATED DOCUMENTS FILED BY TELUS AND CLEARNET AT THE SEC'S WEB SITE AT WWW.SEC.GOV AND THE SEDAR WEB SITE AT WWW.SEDAR.COM. WHEN AVAILABLE, THE OFFER TO EXCHANGE/PROSPECTUS AND THE OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM TELUS, ATTENTION: TELUS CORPORATION INVESTOR RELATIONS, FLOOR 30-D, 10020-100 STREET, EDMONTON, AB T5J 0N5.